06016037

SEC Exemption
No. 82-2605

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RECEIVED

2006 AUG 15 P 1:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Aug-2006 18:13:58
Announcement No.	00126

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>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 703 of the SGX Listing Manual
Description	Neptune Orient Lines Limited ("NOL" or the "Company") wishes to announce that it has today entered into a facility agreement with a syndicate of banks and financial institutions for banking facilities, of which term loan facilities of US$350 million will primarily be used to refinance the early redemption by the Company of its fixed rate medium-term notes of an aggregate principal amount of S$540 million. The syndicated facilities have been arranged by Standard Chartered Bank. The transaction has no material impact on the earnings per share or the net tangible assets of NOL Group for the current financial year. None of the Directors of NOL has any interest, direct or indirect, in this transaction.
Attachments:	Total size = **0** (2048K size limit recommended)

PROCESSED

AUG 17 2006

THOMSON
FINANCIAL

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